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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                              THE MEXICO FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    592835102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Andrew Pegge                               Jeffry S. Hoffman
Laxey Partners Limited                     Swidler Berlin Shereff Friedman, LLP
Stanley House                              The Chrysler Building
7-9 Market Hill                            405 Lexington Avenue
Douglas                                    New York, NY  10174
Isle of Man IM1 2BF                        (212) 891-9260
011 44 1624 629365


--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 592835102
---------- ---------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO
---------- ---------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group              (a) [X]
           (See Instructions)                                            (b) [ ]

---------- ---------------------------------------------------------------------
3)         SEC Use Only

---------- ---------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           00
---------- ---------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required              [ ]
           Pursuant to Items 2(d) or 2(e)
---------- ---------------------------------------------------------------------
6)         Citizenship or Place of Organization
           CAYMAN ISLANDS
---------- ---------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------- ---------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              1,250,900 SHARES
     Owned by        ------- ---------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               O
      Person         ------- ---------------------------------------------------
        with         10)     Shared Dispositive Power
                             1,250,900 SHARES
---------- ---------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           1,250,900 SHARES
---------- ---------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
---------- ---------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.7%
---------- ---------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IV*
---------- ---------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 592835102
---------- ---------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY INVESTORS LIMITED
           NO I.R.S. IDENTIFICATION NO
---------- ---------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group              (a) [X]
           (See Instructions)                                            (b) [ ]

---------- ---------------------------------------------------------------------
3)         SEC Use Only

---------- ---------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           00
---------- ---------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required              [ ]
           Pursuant to Items 2(d) or 2(e)
---------- ---------------------------------------------------------------------
6)         Citizenship or Place of Organization
           BRITISH VIRGIN ISLANDS
---------- ---------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------- ---------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              1,114,900 SHARES
     Owned by        ------- ---------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               O
      Person         ------- ---------------------------------------------------
        with         10)     Shared Dispositive Power
                             1,114,900 SHARES
---------- ---------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           1,114,900 SHARES
---------- ---------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
---------- ---------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           2.4%
---------- ---------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)
           IV*
---------- ---------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 592835102
---------- ---------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY PARTNERS LIMITED
           NO I.R.S. IDENTIFICATION NO
---------- ---------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group              (a) [X]
           (See Instructions)                                            (b) [ ]

---------- ---------------------------------------------------------------------
3)         SEC Use Only

---------- ---------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           N/A
---------- ---------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required              [ ]
           Pursuant to Items 2(d) or 2(e)
---------- ---------------------------------------------------------------------
6)         Citizenship or Place of Organization
           ISLE OF MAN
---------- ---------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------- ---------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              2,365,800 SHARES
     Owned by        ------- ---------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               O
      Person         ------- ---------------------------------------------------
        with         10)     Shared Dispositive Power
                             2,365,800 SHARES
---------- ---------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           2,365,800 SHARES
---------- ---------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
---------- ---------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           5.1%
---------- ---------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)
           IV*
---------- ---------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

--------------------------------------------------------------------------------
CUSIP No. 592835102
---------- ---------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           COLIN KINGSNORTH
---------- ---------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group              (a) [X]
           (See Instructions)                                            (b) [ ]

---------- ---------------------------------------------------------------------
3)         SEC Use Only

---------- ---------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           N/A
---------- ---------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required              [ ]
           Pursuant to Items 2(d) or 2(e)
---------- ---------------------------------------------------------------------
6)         Citizenship or Place of Organization
           BRITISH
---------- ---------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------- ---------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              2,365,800 SHARES
     Owned by        ------- ---------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               O
      Person         ------- ---------------------------------------------------
        with         10)     Shared Dispositive Power
                             2,365,800 SHARES
---------- ---------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           2,365,800 SHARES
---------- ---------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
---------- ---------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           5.1%
---------- ---------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)
           IN
---------- ---------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 592835102
---------- ---------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           ANDREW PEGGE
---------- ---------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group              (a) [X]
           (See Instructions)                                            (b) [ ]

---------- ---------------------------------------------------------------------
3)         SEC Use Only

---------- ---------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           N/A
---------- ---------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required              [ ]
           Pursuant to Items 2(d) or 2(e)
---------- ---------------------------------------------------------------------
6)         Citizenship or Place of Organization
           BRITISH
---------- ---------------------------------------------------------------------
                     7)      Sole Voting Power
                             0
     Number of       ------- ---------------------------------------------------
      Shares         8)      Shared Voting Power
   Beneficially              2,365,800 SHARES
     Owned by        ------- ---------------------------------------------------
       Each          9)      Sole Dispositive Power
     Reporting               O
      Person         ------- ---------------------------------------------------
        with         10)     Shared Dispositive Power
                             2,365,800 SHARES
---------- ---------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           2,365,800 SHARES
---------- ---------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
---------- ---------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           5.1%
---------- ---------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)
           IN
---------- ---------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the shares of common stock, $1.00 par value, ("Common Stock") of THE MEXICO FUND, INC., a Maryland corporation ("Fund" or "Issuer"). The address of the principal executive office of the Fund is 1775 Eye Street, N.W., Washington, D.C., 20006-2401.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed jointly by (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"); (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"); (iii) Laxey Partners Limited, an Isle of Man company ("Laxey"); (iv) Colin Kingsnorth, a British citizen ("Kingsnorth"); and
(v) Andrew Pegge, a British citizen ("Pegge" and, collectively with Catalyst, LIL, Laxey, and Kingsnorth, the "Reporting Persons").

Catalyst is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

LIL is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands.

Laxey is the investment manager for each of Catalyst and LIL, subject to the overall control of the directors of each of these entities. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man 1M1 2BF.

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom.

Pursuant to General Instruction C and the instructions to Item 2 of this statement, set forth below are the respective names, business addresses, principal present occupations and citizenships of the executive officers and directors or each of Catalyst, LIL and Laxey. The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Catalyst are:

1.       NAME:  James McCarthy

         BUSINESS ADDRESS:          1000 Skokie Boulevard
                                    Suite 325
                                    Wilmette, Illinois 60091

         PRINCIPAL OCCUPATION: Director of Business Development, E*Hedge Holdings, LLC (a company specializing in the area of alternative investments)

         CITIZENSHIP:  British

2.       NAME:  Jonathan D. Pollock

         BUSINESS ADDRESS:          19 Berkeley Street
                                    7th Floor
                                    London W1X 5AE

         PRINCIPAL OCCUPATION: Portfolio Manager, Stonington Management Corporation (the management company for Elliot Associates, L.P. and Westgate International, L.P.)

         CITIZENSHIP:  United States

3.       NAME:  Elizabeth Tansell

         BUSINESS ADDRESS:          Samuel Harris House
                                    St. George's Street
                                    Douglas
                                    Isle of Man IM99 1EZ

         PRINCIPAL OCCUPATION: Managing Director of BoE International Services Limited (a fund administration company)

         CITIZENSHIP:  British

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of LIL are as follows:

1.       NAME:  Colin Kingsnorth (See above for all other information)

2.       NAME:  Andrew Pegge  (See above for all other information)

3.       NAME:  Elizabeth Tansell (See above for all other information)

The name, business address, present principal occupation and citizenship of each of the executive officers and directors of Laxey are as follows:

1.       NAME:  Colin Kingsnorth (See above for all other information)

2.       NAME:  Andrew Pegge (See above for all other information)

3.       NAME:  Andrew Leasor

         BUSINESS ADDRESS:          28 Chelsea Wharf
                                    Lots Road
                                    London
                                    SW 10 0QJ
                                    United Kingdom

         PRINCIPAL OCCUPATION:  Marketing Director and Director, Laxey

         CITIZENSHIP:  British

4.       NAME:  Andrew Baker (Director of Laxey)

         BUSINESS ADDRESS:          15-19 Athol Street
                                    Douglas
                                    Isle of Man
                                    IM1 1LB

         PRINCIPAL OCCUPATION: Solicitor

         CITIZENSHIP:  British

5.       NAME:  Eddie Gilmore (Director of Laxey)

         BUSINESS ADDRESS:          21 Cronk Drean
                                    Douglas
                                    Isle of Man
                                    IM2 6AX

         PRINCIPAL OCCUPATION:  Retired

         CITIZENSHIP:  British

During the past five years, neither Catalyst, LIL, Laxey nor any of their respective executive officers and directors, including Kingsnorth and Pegge, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used to purchase the shares of Common Stock described in this statement were acquired through open market purchases and were derived from Catalysts's and LIL's investment capital. The aggregate amount of the funds used to purchase all of the shares owned by Catalyst and LIL is $21,250,980.16 and $19,902,029.40, respectively.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Common Stock owned by each of the Reporting Persons were purchased for investment. The Reporting Persons may acquire additional securities or dispose of the securities of the Fund from time to time.

One or more of the Reporting Persons may submit a stockholder proposal for consideration by the Fund's stockholders at the 2002 annual meeting of stockholders and for inclusion in the Fund's proxy statement relating thereto. Alternatively, one or more of the Reporting Persons may seek to have a special meeting of the stockholders called at which they will submit a stockholder proposal for consideration by the Fund's stockholders and for inclusion in the Fund's proxy statement relating thereto. In either case, the proposals will be to terminate the Investment Advisory and Management Agreement between the Fund and Impulsora del Fondo Mexico, S.A. de C.V. and/or to convert the Fund to open end status.

This filing, in lieu of filing on Schedule 13G, is occasioned solely by the Reporting Person's intended submission of a stockholder proposal. The securities of the Fund acquired and held by the Reporting Persons were acquired in the ordinary course of business and, except as described herein, were not acquired for the purpose of or with the effect of changing or influencing the control of the Fund and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, Catalyst, Laxey, Kingsnorth and Pegge are deemed to be the joint beneficial owners of 1,250,900 shares of Common Stock, which represents approximately 2.715% of the issued and outstanding Common Stock of the Fund. In addition, Laxey, Kingsnorth and Pegge are deemed to be joint beneficial owners with LIL of 1,114,900 shares of Common Stock, which represents approximately 2.419% of the issued and outstanding shares of the Common Stock. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, deemed beneficial owners of an aggregate of 2,365,800 shares of Common Stock, constituting approximately 5.134% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

(b) As of the date hereof, Catalyst, Laxey, Kingsnorth and Pegge have shared voting power and shared dispositive power with respect to 1,250,900 shares of Common Stock. In addition, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 1,114,900 shares of Common Stock. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated herein by reference.

(c) Between June 1, 2001 and August 1, 2001, The Value Catalyst Fund Limited engaged in the following transactions involving the Common Stock, all of which were purchases on the New York Stock Exchange:

     ---------------- -------------------------------- -----------------
     DATE OF PURCHASE NUMBER OF SHARES OF COMMON STOCK PRICE PAID/SHARE
                                 BOUGHT
     ---------------- -------------------------------- -----------------
         06/05/01                42,400                       $18.93
     ---------------- -------------------------------- -----------------
         06/18/01                50,000                        19.25
     ---------------- -------------------------------- -----------------
         06/19/01               100,000                        18.91
     ---------------- -------------------------------- -----------------


      Between June 1, 2001 and August 1, 2001, Laxey Investors Limited engaged in the following transactions involving the Common Stock, all of which were purchases on the New York Stock Exchange:

     ---------------- -------------------------------- -----------------
     DATE OF PURCHASE NUMBER OF SHARES OF COMMON STOCK PRICE PAID/SHARE
                                 BOUGHT
     ---------------- -------------------------------- -----------------
         06/05/01                42,400                       $18.93
     ---------------- -------------------------------- -----------------
         06/06/01                25,400                        19.05
     ---------------- -------------------------------- -----------------
         06/13/01                50,500                        19.45
     ---------------- -------------------------------- -----------------
         06/14/01                 5,000                        19.35
     ---------------- -------------------------------- -----------------
         06/20/01                17,000                        18.68
     ---------------- -------------------------------- -----------------
         06/28/01                   600                        19.12
     ---------------- -------------------------------- -----------------
         06/29/01                 1,900                        19.16
     ---------------- -------------------------------- -----------------
         07/05/01                 5,000                        19.80
     ---------------- -------------------------------- -----------------
         07/06/01                 6,300                        19.25
     ---------------- -------------------------------- -----------------
         07/09/01                37,900                        19.19
     ---------------- -------------------------------- -----------------
         07/11/01                93,500                        18.60
     ---------------- -------------------------------- -----------------
         07/12/01                40,000                        18.31
     ---------------- -------------------------------- -----------------
         07/13/01                 7,500                        18.11
     ---------------- -------------------------------- -----------------
         07/19/01                 5,000                        18.11
     ---------------- -------------------------------- -----------------
         07/20/01                 9,500                        18.23
     ---------------- -------------------------------- -----------------
         07/23/01                 5,000                        18.30
     ---------------- -------------------------------- -----------------
         07/24/01                 5,600                        18.33
     ---------------- -------------------------------- -----------------
         07/30/01                 1,800                        18.69
     ---------------- -------------------------------- -----------------
         07/31/01               120,000                       18.965
     ---------------- -------------------------------- -----------------

      No separate transactions were undertaken by Laxey, Kingsnorth or Pegge during the above time period.

(d)      Not applicable.

(e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to certain agreements dated June 26, 2000 and November 3, 2000, respectively, Laxey is the exclusive investment manager to Catalyst and LIL.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing

                                   SIGNATURES



         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  August 1, 2001

                                     THE VALUE CATALYST FUND LIMITED


                                     By:      /s/ Elizabeth Tansell
                                              ----------------------------------
                                              Name:  Elizabeth Tansell
                                              Title: Director


                                     LAXEY INVESTORS LIMITED



                                     By:      /s/ Andrew Pegge
                                              ----------------------------------
                                              Name:  Andrew Pegge
                                              Title: Director


                                     LAXEY PARTNERS LIMITED



                                     By:      /s/ Andrew Pegge
                                              ----------------------------------
                                              Name:  Andrew Pegge
                                              Title: Director


                                     /s/ Colin Kingsnorth
                                     -------------------------------------------
                                     Colin Kingsnorth




                                     /s/ Andrew Pegge
                                     -------------------------------------------
                                     Andrew Pegge

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13D or any amendments thereto, with respect to the common stock of THE MEXICO FUND, INC., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 1st day of August, 2001.

                                  THE VALUE CATALYST FUND LIMITED


                                  By:      /s/ Elizabeth Tansell
                                  -------------------------------------------
                                           Name:  Elizabeth Tansell
                                           Title: Director


                                  LAXEY INVESTORS LIMITED



                                  By:      /s/ Andrew Pegge
                                  -------------------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                  LAXEY PARTNERS LIMITED



                                  By:      /s/ Andrew Pegge
                                  -------------------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                  /s/  Colin Kingsnorth
                                  -------------------------------------------
                                  Colin Kingsnorth


                                  /s/ Andrew Pegge
                                  -------------------------------------------
                                  Andrew Pegge